SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)(1)

                        CONTINENTAL MATERIALS CORPORATION
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   211615 20 8
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6                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 31, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 211615 20 8                      13D           Page 2 of 7 Pages
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================================================================================
      1             NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    STEEL PARTNERS II, L.P.
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      2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                        (b) / /
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      3             SEC USE ONLY

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      4             SOURCE OF FUNDS*
                             PF
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      5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                           / /
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      6             CITIZENSHIP OR PLACE OR ORGANIZATION

                             DELAWARE
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  NUMBER OF                 7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                   78,450
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                  --------------------------------------------------------------
                            8          SHARED VOTING POWER

                                                -0-
                  --------------------------------------------------------------
                            9          SOLE DISPOSITIVE POWER

                                                78,450
                  --------------------------------------------------------------
                           10          SHARED DISPOSITIVE POWER

                                                -0-
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      11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                             78,450
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      12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
      13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          7.1%
--------------------------------------------------------------------------------
      14            TYPE OF REPORTING PERSON*

                             PN
================================================================================

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 211615 20 8                      13D           Page 2 of 7 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         OO
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         USA
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                                78,450
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                        8          SHARED VOTING POWER

                                            - 0 -
              ------------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                            78,450
              ------------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                            - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         78,450
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                          / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.1%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 211615 20 8                      13D           Page 2 of 7 Pages
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         This  constitutes  Amendment No. 3 ("Amendment  No. 3") to Schedule 13D
filed by the undersigned on or about August 4, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 3, the Schedule 13D, as amended, remains in full force and effect. This Amendment No. 3 is being filed by the Reporting Persons, to report, among other things, (a) the termination by Quota Fund N.V. ("Quota") as of March 31, 1997, of its investor advisory contract (the "Services Contract") between Steel Partner Services, Ltd. ("Services") and Quota, and (b) that Mr. Lawrence Butler is no longer a member or officer of Steel Partners, L.L.C. ("Partners LLC"), the general partner of Steel Partners
II. As a result of the termination of the Services Contract, Services no longer has voting or dispositive power over the Shares managed by Services for the account of Quota. Defined terms shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

         Item 2 is amended to read in its entirety as follows:

ITEM 2.  IDENTITY AND BACKGROUND.


         (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), and Warren G. Lichtenstein.

         Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein, Chairman of the Board, Chief Executive Officer and Secretary.

         The sole executive officer, director and stockholder of Services is Warren Lichtenstein who is Chairman of the Board, Chief Executive Officer and Secretary.

         Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

         (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in securities of microcap companies.

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CUSIP No. 211615 20 8                      13D           Page 2 of 7 Pages
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         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Lichtenstein is a citizen of the United States of America.

         Item 3 is amended to read in its entirety as follows:


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         The aggregate purchase price of the 78,450 Shares owned by Steel Partners II is $992,852. The Shares owned by Steel Partners II were acquired with partnership funds.

         Item 5 (a), (b) and (d) are amended to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 1,104,221 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Form 10-K for the fiscal year ended December 28, 1996. As of the close of business on April 1, 1997, Steel Partners II beneficially owns 78,450 Shares of Common Stock, constituting approximately 7.1% of the Shares outstanding and Mr. Lichtenstein beneficially owns 78,450 Shares, representing approximately 7.1% of the Shares outstanding, by virtue of his authority to vote and dispose of the 78,450 Shares owned by Steel Partners II.

         (b) By virtue of his position with Steel Partners II, Mr. Lichenstein has the sole power to vote and dispose of the Shares reported in Schedule 13D.

         (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such Shares of Common Stock.


         Item 5(c) is amended by adding the following:

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CUSIP No. 211615 20 8                      13D           Page 2 of 7 Pages
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         Effective  March  31,  1997,  as a  result  of the  termination  of the
Services Contract, Soros Fund Management L.L.C., a Delaware limited liability company, currently exercises investment discretion over the 26,250 shares previously managed by Services for the benefit of Quota pursuant to the Services Contract. Other than as set forth above, no Reporting Person has engaged in transactions in the Issuer's Common Stock within the past sixty days.

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CUSIP No. 211615 20 8                      13D           Page 2 of 7 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 1, 1997                     STEEL PARTNERS II, L.P.

                                          By:  Steel Partners, L.L.C.,
                                               General Partner


                                          By:/s/ Warren G. Lichtenstein
                                             --------------------------
                                                 Warren G. Lichtenstein,
                                                 Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                              --------------------------
                                                  WARREN G. LICHTENSTEIN